[LocatePLUS Letterhead]

August  6,  2003

Via  Edgar

Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549
     Attention:     Barbara  Jacobs,  Assistant  Director

RE:     LOCATEPLUS  HOLDINGS  CORPORATION
     REGISTRATION  STATEMENT  ON  FORM  SB-2
     SEC  FILE  NO  333-105944

Dear  Ms.  Jacobs:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), LocatePLUS Holdings Corporation (the
                ---------------
"Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-105944) originally filed on June 9, 2003, together with all amendments and exhibits thereto (collectively, the "Registration Statement").
                                                       ----------------------

     The Registration Statement covered the resale of certain shares of the Registrant's Class A Voting Common Stock and Class B Non-voting Common Stock by the Registrant's stockholders. The Registration Statement has not been declared effective and no shares of either class Common Stock of the Registrant have been or will be resold pursuant to the Registration Statement.

     The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at 100 Cummings Center Ste. 235M, Beverly, MA 01915, and Jeffrey P. Donohue, Esq. at Kirkpatrick & Lockhart, LLP, 75 State Street, Boston, MA 02109. If you have any questions regarding this request, please call Mr. Donohue at (617) 951-9122.

     Thank  you  for  your  assistance.

                    Very  truly  yours,

LOCATEPLUS  HOLDINGS  CORPORATION



 /S/Jon  R.  Latorella
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Jon  R.  Latorella
President  and  Chief  Executive  Officer